MSS Series Trust

Amendment No. 7 to Agreement and Declaration of Trust

The undersigned Secretary of MSS Series Trust (the “Trust”) hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust by unanimous written consent action effective as of the 25th day of June, 2018:

RESOLVED, that the Board establishes and designates a new series of the Trust, to be known as AINN Fund, such series having such rights and preferences as provided in the Trust’s Agreement and Declaration of Trust; and

FURTHER RESOLVED, that the officers of the Trust are authorized to file or cause to be filed one or more Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A with regard to the AINN Fund for the purposes described at this Meeting.

Date: June 28, 2018
/s/ Brandon M. Pokersnik Brandon M. Pokersnik, Secretary